Filed by Eldorado Resorts, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 Subject Company: Isle of Capri Casinos, Inc.
Commission File No. 0-20538

Dear Eldorado Resorts Team Members:

I want to share some very exciting news with you.  Earlier this morning we announced that we have reached an agreement to acquire Isle of Capri Casinos (“Isle”) in a cash and stock transaction valued at $1.7 billion. The acquisition of Isle is a transformational growth opportunity for Eldorado Resorts, adding thirteen casino-resorts to our property portfolio in markets where we do not operate today.  Attached is the press release we issued this morning.

Over the last two years, our Board of Directors and management team have pursued a strategy of increasing the scale and geographic footprint of our Company.  As a result of this strategy, upon the completion of the proposed transaction, we will expand our operations from the ownership of two casinos and a 50% ownership in a third property to ownership of 20 operating properties in 10 states.  Eldorado Resorts’ expanded property portfolio will feature approximately 20,800 slot machines or VLTs, approximately 560 table games, over 6,500 hotel rooms, approximately 85 dining options and approximately 14,000 Team Members.

While there will be additional disclosures and updates on the timing and process related to the completion of this transaction, our focus across the organization at this time is to continue to execute our core guest-centric operational discipline.  We remain committed to providing our guests leading gaming, hotel and food and beverage offerings and top-tier “family-style” service, all of which are hallmarks of the guest experience at our properties.  I am highly confident that, as a Team, we will continue to do so.

Next Steps

We expect to close the transaction in the second quarter of 2017, subject to approval by Eldorado Resorts and Isle shareholders, gaming authorities and other regulatory approvals.  Until that time, Eldorado Resorts and Isle will remain two separate companies and it is business as usual.

Over the coming weeks we expect to assemble a transition team comprised of leaders from both Eldorado Resorts and Isle that will formulate a plan to best integrate the companies following completion of the transaction.  As always, we will communicate more information to you as this process progresses.  Please find attached a list of FAQs to help answer some of the questions you may have about this announcement.  If you have additional questions, please reach out to your supervisor or General Manager.  In the event you receive inquiries from external parties, it is important that we continue to speak with one voice.  To that end, any such inquiries must be forwarded to Anthony Carano, Executive Vice President of Operations & General Counsel, at acarano@eldoradoresorts.com.

We are proud to have our dedicated Team Members share in this exciting and transformational event and as always, we thank you for your valued service to Eldorado Resorts.

Sincerely,

/s/ Gary Carano
Chairman and CEO

Important Information for Investors and Stockholders

This communication is not a substitute for the prospectus/proxy statement that Eldorado and Isle will file with the Securities and Exchange Commission (the “SEC”), which will include a prospectus with respect to shares of Eldorado common stock to be issued in the merger and a proxy statement of each of Eldorado and Isle in connection with the merger between Eldorado and Isle (the “Prospectus/Proxy Statement”). The Prospectus/Proxy Statement will be sent or given to the stockholders of Eldorado and Isle when it becomes available and will contain important information about the merger and related matters, including detailed risk factors. SECURITY HOLDERS OF ELDORADO AND ISLE ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Prospectus/Proxy Statement and other documents that will be filed with the SEC by Eldorado and Isle will be available without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Eldorado Resorts, Inc. by mail at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, Attention: Investor Relations, by telephone at (775) 328-0112 or by going to the Investor page on Eldorado’s corporate website at www.eldoradoresorts.com; or (2) Isle of Capri Casinos, Inc. by mail at 600 Emerson Road, Suite 300, Saint Louis, Missouri 63141, Attention: Investor Relations, by telephone at (314) 813-9200, or by going to the Investors page on Isle’s corporate website at www.islecorp.com. A final proxy statement or proxy/prospectus statement will be mailed to stockholders of Eldorado and Isle as of their respective record dates.

This communication is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

Eldorado and Isle, and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Eldorado is set forth in the proxy statement for Eldorado’s 2016 annual meeting of stockholders and Eldorado’s 10-K for the year ended December 31, 2015. Information about the directors and executive officers of Isle is set forth in the proxy statement for Isle’s 2016 annual meeting of shareholders and Isle’s Form 10-K for the year ended April 24, 2016. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of Eldorado and Isle and are subject to uncertainty and changes in circumstances. These forward-looking statements include, among others, statements regarding the expected synergies and benefits of a potential combination of Eldorado and Isle, including the expected accretive effect of the merger on Eldorado’s results of operations; the anticipated benefits of geographic diversity that would result from the merger and the expected results of Isle’s gaming properties; expectations about future business plans, prospective performance and opportunities; required regulatory approvals; the expected timing of the completion of the transaction; and the anticipated financing of the transaction. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should”, “will” or similar words intended to identify information that is not historical in nature. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include (a) the timing to consummate a potential transaction between Eldorado and Isle; (b) the ability and timing to obtain required regulatory approvals (including approval from gaming regulators and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976) and satisfy or waive other closing conditions; (c) the ability to obtain the approval of stockholders of Eldorado and Isle; (d) the possibility that the merger does not close when expected or at all or that the companies may be required to modify aspects of the merger to achieve regulatory approval; (e) Eldorado’s ability to realize the synergies contemplated by a potential transaction; (f) Eldorado’s ability to promptly and effectively integrate the business of Eldorado and Isle; (g)  uncertainties in the global economy and credit markets and its potential impact on Eldorado’s ability to finance the transaction; (h) the outcome of any legal proceedings that may be instituted in connection with the transaction; (i) the ability to retain certain key employees of Isle; (j) the possibility of a material adverse change affecting Eldorado or Isle; (k) the possibility that the business of Eldorado or Isle may suffer as a result of the announcement of the transaction; (l) Eldorado’s ability to obtain financing on the terms expected, or at all; (m) changes in value of Eldorado’s common stock between the date of the merger agreement and the closing of the merger; and (n) the risk factors disclosed in Eldorado’s most recent Annual Report on Form 10-K, which Eldorado filed with the SEC on March 15, 2016 and the risk factors disclosed in Isle’s most recent Annual Report on Form 10-K, which Isle filed with the SEC on June 21, 2016, and in all reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission by Eldorado and Isle subsequent to the filing of their respective Form 10-K’s. Forward-looking statements reflect the analysis of management of Eldorado and Isle as of the date of this release. Eldorado and Isle do not undertake to revise these statements to reflect subsequent developments, except as required under the federal securities laws. Readers are cautioned not to place undue reliance on any of these forward-looking statements.